Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137366

PROSPECTUS

STEAKHOUSE PARTNERS, INC.

2,074,197 Shares

of

Common Stock

This prospectus relates to the resale or other distribution, from time to time, of up to 2,074,197 shares of our common stock, $0.001 par value per share, by the persons listed in the section of this prospectus entitled “Selling Stockholders” or their transferees, pledges, donees or successors-in-interest identified in a supplement to this prospectus (the “Selling Stockholders”). These shares include 1,355,680 shares of common stock held by certain of the Selling Stockholders and 718,517 shares of common stock issuable upon exercise of warrants held by certain Selling Stockholders. We will not receive any of the proceeds from the sale of the shares of our common stock being offered in this prospectus. We would, however, receive cash proceeds upon the exercise of the warrants for cash by certain Selling Stockholders, if and to the extent such warrants are exercised and are exercised by a cash payment instead of a net settlement.

The Selling Stockholders may sell the shares of common stock being offered by them from time to time on the OTC Bulletin Board, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then prevailing market price for the shares of common stock or at negotiated prices directly or through brokers or dealers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 17.

Our common stock trades on the OTC Bulletin Board under the symbol “STKP.OB.” On May 29, 2007, the closing price of our common stock on the OTC Bulletin Board was $0.55.

The Selling Stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm that the securities being offered hereby are registered under the security laws of the states in which transactions occur or that an applicable exemption from such registration is available.

Investing in our common stock involves significant risks. See “ Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 4, 2007

You should rely only on the information contained in this prospectus or to which this prospectus directly refers you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of when this prospectus is delivered or when any sale of securities occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including our financial statements and notes included in this prospectus. Please consult “INCORPORATION BY REFERENCE” on page 23 for a description of documents we have filed with the Securities and Exchange Commission (“SEC”).

Unless otherwise stated in this document or unless the context otherwise requires, references herein to the “Company,” “we,” “our” and “us” include Steakhouse Partners, Inc. and its wholly owned subsidiaries, namely Paragon Steakhouse Restaurants, Inc. and its subsidiaries (“Paragon”). “Steakhouse” refers to Steakhouse Partners, Inc., not including any of its wholly owned subsidiaries.

Our Business

We own and operate 25 full-service steakhouse restaurants located in eight states. Our restaurants principally operate under the brand names of Hungry Hunter, Hunter Steakhouse, Mountain Jack’s and Carvers. Our restaurants specialize in complete steak and prime rib meals, and also offer fresh fish and other lunch and dinner dishes. Our average check is $26.85 per guest (including alcoholic beverages) and our 25 restaurants serve approximately 2.5 million meals annually. We believe that our emphasis on quality service and our concentration on fresh cut, high quality USDA graded steaks and prime ribs distinguishes our restaurants from our competitors, presenting an opportunity for growth.

Effective December 31, 2003, we emerged from bankruptcy when our Plan of Reorganization was approved by the United States Bankruptcy Court for the Central District of California (the “Bankruptcy Court”). We had previously filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) (the “Filing”).

The effect of the Filing and the approval of our Plan of Reorganization are set forth in documents we filed with the SEC and which are incorporated by reference in this prospectus.

The Offering

Shares outstanding prior to this offering	6,915,680

Shares covered hereby	2,074,197

Shares outstanding assuming all shares covered hereby are sold	7,354,197(1)

Use of proceeds

We will not receive any proceeds from the resale of any common stock by the Selling Stockholders. We would receive gross proceeds of approximately $729,302.78 if all of the warrants are exercised for cash by the Selling Stockholders. Currently, the market price for our common stock is less than the exercise price of any of the warrants referred to in this prospectus.

OTC Bulletin Board	Our common stock trades on the OTC Bulletin Board over-the-counter market under the symbol “STKP.OB”

(1)

Includes (i) 150,000 shares of common stock that may be issued on exercise of warrants at a strike price of $1.1111 per share, (ii) 499,958 shares of common stock that may be issued on exercise of warrants at an adjusted strike price of $0.98 per share and (iii) 68,559 shares of common stock that may be issued on exercise of warrants at a strike price of $1.0625 per share. Does not include stock options to purchase 1,860,000 shares of common stock under our 2004 Stock Option Plan.

Company information

Our principal executive offices are located at 10200 Willow Creek Road, San Diego, CA 92131. Our telephone number is (858) 689-2333. Our website address is www.paragonsteak.com. Except for any documents that we have filed with the SEC and which are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus and should not be relied upon in making any decision relating to an investment in our common stock.

RISK FACTORS

FORWARD-LOOKING INFORMATION

You should consider each of the following factors as well as the other information in this prospectus in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline. You should also refer to other information set forth in this prospectus, including our financial statements and related notes.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

OUR PRIOR BANKRUPTCY COULD HINDER OUR ABILITY TO NEGOTIATE EFFECTIVELY WITH THIRD PARTIES AND COULD ADVERSELY AFFECT OUR OPERATIONS GOING FORWARD.

In February 2002, we and Paragon (our only wholly owned subsidiary) filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. We officially emerged from bankruptcy on December 31, 2003. However, our Chapter 11 reorganization and financial condition and performance could adversely affect our operations going forward. Our bankruptcy filings had an adverse affect on our credit standing with our lenders, certain suppliers and other trade creditors. This can increase our costs of doing business and can hinder our negotiating power with our lenders, certain suppliers and other trade creditors. The failure to negotiate favorable terms could adversely affect our financial performance.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS OR THE PLAN OF REORGANIZATION IS UNSUCCESSFUL, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN OR ALL OF OUR OPERATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS.

We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If we are unable to obtain additional funds in a timely manner or on acceptable terms to fund our deferred capital expense, it will seriously affect our ability to meet the objectives of our plan of reorganization, and we may have to curtail or suspend the expansion of our operations and possibly terminate existing operations, which could lead to overall lower revenues and adversely affect our financial results and prospects. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion or respond to competitive pressures, which could lead to our inability to continue as a going concern.

WE HAVE INCURRED LOSSES FROM INCEPTION AND MAY NEVER GENERATE SUBSTANTIAL PROFITS.

We were organized in May 1996 and have incurred significant losses since inception. We may never generate profits. We incurred net losses in the following approximate amounts: $0.692 for the thirteen weeks ended March 27, 2007; $1.7 million for the fiscal year ended December 31, 2006; $0.5 million for the fiscal year ended December 31, 2005; $0.6 million for the fiscal year ended December 31, 2004; $4.9 million for the fiscal year ended December 31, 2003; and $6.6 million for the fiscal year ended December 31, 2002. If we do not achieve and maintain profitability, we will be unable to continue our operations and you may lose the value of your entire investment in our common stock.

WE WILL NEED ADDITIONAL CAPITAL FOR EXPANSION.

The development of new restaurants requires funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, initial franchise fees, and other expenditures. We will require funds to develop additional restaurants and to pursue any additional restaurant development or restaurant acquisition opportunities that may develop.

In the future, we may seek additional equity or debt financing to provide funds so that we can develop or acquire additional restaurants. Such financing may not be available or may not be available on satisfactory terms. If financing is not available on satisfactory terms, we may be unable to expand our restaurant operations. While debt financing will enable us to add more restaurants than we otherwise would be able to add, debt financing increases expenses and is limited as to availability due to our financial results and bankruptcy history, and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

WE MAY NOT HAVE SUFFICIENT CASH RESERVES TO MAINTAIN AND FUND OUR OPERATIONS AND FUND OUR OBLIGATIONS.

We may not have sufficient cash reserves to maintain our operations and fund our obligations. In such event, we may need to seek additional financing. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our plan of reorganization and may be required to sell core assets or dissolve the business. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interest and the newly issued securities may have rights superior to those of our common stock. If we issue or incur debt to raise funds, we may be subject to limitations on our operations.

IF WE DEFAULT ON OUR OBLIGATIONS RELATED TO OUR INDEBTEDNESS, OUR CREDITORS COULD ASSUME POSSESSION AND CONTROL OF OUR ASSETS.

We have substantial debt and have pledged all of our assets to secure certain obligations with respect to our indebtedness, including obligations entered pursuant to our plan of reorganization. We have defaulted on certain obligations related to our indebtedness in the past and may default on obligations related to our indebtedness in the future. We are currently behind on payments with respect to indebtedness related to our plan of reorganization. If we are unable to satisfy our obligations under our indebtedness, our creditors will be entitled to exercise all remedies available to them under the terms of the instruments governing our indebtedness and applicable law, which could include declaring all amounts outstanding with respect to our indebtedness immediately due and payable and assuming possession and control of all of our assets.

IF WE LOSE OR ARE UNABLE TO OBTAIN KEY PERSONNEL, OUR ABILITY TO EFFECTIVELY OPERATE OUR BUSINESS COULD BE HINDERED.

Our ability to maintain or enhance our competitive position will depend to a significant extent on the efforts and ability of our executive officers, particularly our chief executive officer. Our future success and our ability to manage future growth will depend in large part upon the efforts of our management team and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. Our inability to retain our current management team and attract and retain other highly qualified personnel could adversely affect our results of operations and hinder our ability to effectively manage our business.

CHANGING CONSUMER PREFERENCES AND DISCRETIONARY SPENDING PATTERNS, POTENTIAL OUTBREAKS OF “MAD COW DISEASE” OR “FOOT/MOUTH DISEASE” AND OTHER FACTORS AFFECTING THE AVAILABILITY OF BEEF COULD FORCE US TO MODIFY OUR RESTAURANTS’ CONCEPT AND MENUS AND COULD RESULT IN A REDUCTION IN OUR REVENUES.

Even if we are able to successfully compete with other restaurant companies with similar concepts, we may be forced to make changes in one or more of our concepts in order to respond to changes in consumer tastes or dining patterns. Consumer preferences could be affected by health concerns about the consumption of beef, the primary item on our Hungry Hunter, Hunter Steakhouse, Mountain Jack’s and Carvers restaurants’ menus, or by specific events such as the recently confirmed cases of “mad cow disease” by the Canadian government in

August 2006 or “foot/mouth disease” outbreak which occurred in the United Kingdom in 2001. In addition, these events could reduce the available supply of beef or significantly raise the price of beef. If we were to modify the emphasis on beef on our restaurants’ menus, we may lose additional customers who do not prefer the new concept and menu, and we may not be able to attract a sufficient new customer base to generate the necessary revenues needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. Our success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, the cost of gasoline, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could reduce revenues and operating income.

WE FACE RISKS ASSOCIATED WITH CHANGES IN GENERAL ECONOMIC CONDITIONS THAT AFFECT CONSUMER SPENDING.

If the U.S. economy falters, our customers may reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our customers choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues. Adverse economic conditions and any related decrease in discretionary spending by our customers could have an adverse effect on our revenues and operating results.

OUR PROFITABILITY IS DEPENDENT IN LARGE MEASURE ON FOOD AND SUPPLY COSTS WHICH ARE NOT WITHIN OUR CONTROL.

Our profitability is dependent in large measure on our ability to anticipate and react to changes in food and supply costs. Various factors beyond our control, including climatic changes and government regulations, may affect food costs. Specifically, our dependence on frequent, timely deliveries of fresh beef, poultry, seafood and produce subjects us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions, which could adversely affect the availability and cost of any such items. We cannot assure you that we will be able to anticipate or react to increasing food and supply costs in the future. Such increases could materially and adversely affect our business and result of operations.

OUR ABILITY TO EXECUTE OUR EXPANSION PLANS DEPENDS ON SECURING SUITABLE LOCATIONS AT FAVORABLE PRICES.

Our strategy for expansion of our operations includes the construction of new restaurant properties and/or the acquisition of existing properties. Our ability to open additional restaurants will depend upon our ability to identify and acquire available new construction sites or restaurant conversions at favorable prices. We must also have sufficient available funds from operations or otherwise to support this expansion.

If we cannot successfully construct new restaurant properties or convert acquired restaurant properties to our established brands within projected budgets or time periods, our business and our ability to continue as a going concern will be adversely affected. Even with the success of our plan of reorganization and sufficient funds, plans to expand our business may fail due to construction delays or cost overruns, which could be caused by numerous factors, such as shortages of materials and skilled labor, labor disputes, weather interference, environmental problems and construction or zoning problems.

WE FACE RISKS ASSOCIATED WITH THE EXPANSION OF OUR OPERATIONS.

The success of our business depends on our ability to expand our number of restaurants, either by developing or acquiring additional restaurants. Our success also depends on our ability to operate and manage successfully our growing operations. Our ability to expand successfully will depend upon a number of factors, including the following:

•	the availability and cost of suitable restaurant locations for development;

•	the availability of restaurant acquisition opportunities;

•	the hiring, training, and retention of additional management and restaurant personnel;

•	the availability of adequate financing;

•	the continued development and implementation of management information systems;

•	competitive factors; and

•	general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various acts of God may also affect the opening of new restaurants. Newly opened restaurants may operate at a loss for a period following their initial opening. The length of this period will depend upon a number of factors, including the time of the year the restaurant is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals. Additional restaurants that we develop or acquire may not be profitable. In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing restaurants in those markets.

SUCCESSFUL MERGERS, ACQUISITIONS, DIVESTITURES AND OTHER STRATEGIC TRANSACTIONS ARE IMPORTANT TO OUR FUTURE GROWTH AND PROFITABILITY.

We intend to evaluate potential mergers, acquisitions, joint venture investments, and divestitures as part of our strategic planning initiative, including our potential acquisition of seven steakhouses in New England. These transactions involve various inherent risks, including, among other things:

•

our ability to identify suitable acquisition targets, including assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of any acquisition candidate;

•	our ability to negotiate favorable acquisition terms for such targets;

•	our ability to prevail over competing bidders for any acquisition candidate;

•	our ability to secure financing necessary to complete such acquisitions in a timely manner and on acceptable terms;

•	our ability to achieve projected economic and operating synergies from any acquired business;

•	unanticipated changes in business and economic conditions affecting any acquired business;

•	our ability to complete divestitures on acceptable terms and at or near the prices estimated as attainable by us; and

•	our ability to integrate successfully the operations and management of any business we acquire into our business.

Given that our growth strategy is heavily dependent on acquiring new businesses, if we are unable to execute on this strategy for any reason our future operating results may be harmed materially.

WE DEPEND ON KEY FOOD PRODUCT DISTRIBUTORS.

We have a major meat vendor that accounted for $5.0 million (11.0%) and $5.0 million (11.0%) of our total purchases in fiscal 2006 and 2005 respectively. We purchase our food and beverage products from a number of food distributors, including Southwest Traders on the West Coast and U.S. Foodservice in the Midwest. If any of our vendors is unable to continue dependably providing us with high quality supplies, at volume discounted prices our business could be harmed.

We believe that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event that we must purchase our products from other suppliers; however, there can be no assurance that we will be able to match quality, price or dependability of supply.

WE FACE COMMODITY PRICE AND AVAILABILITY RISK.

We purchase energy and agricultural products that are subject to price volatility caused by weather, market conditions and other factors that are not predictable or within our control. Increases in commodity prices could result in lower restaurant-level operating margins for our restaurant concepts. Occasionally, the availability of commodities can be limited due to circumstances beyond our control. If we are unable to obtain such commodities, we may be unable to offer related products, which would have a negative impact on our profitability.

INCREASES IN FEDERAL AND STATE STATUTORY MINIMUM WAGES COULD INCREASE OUR EXPENSES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

The recent increases in the state statutory minimum wage and the federal minimum wage increases will raise minimum wages above the current wages of some of our employees. As a result, competitive factors could require us to make corresponding increases in our employees’ wages. Increases in our wage rates increase our expenses, which could adversely affect our results of operations.

THE FAILURE TO ENFORCE AND MAINTAIN OUR TRADEMARKS AND TRADE NAMES COULD ADVERSELY AFFECT OUR ABILITY TO ESTABLISH AND MAINTAIN BRAND AWARENESS.

Our current operations and marketing strategy depend significantly on the strength of trademarks and service marks. Our subsidiary’s wholly owned subsidiary, Paragon of Michigan, Inc., has registered, among others, the names Hungry Hunter, Mountain Jack’s and Carvers. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. Although we are not aware of any infringing uses of any of the trademarks or service marks that we believe could materially affect us, we cannot assure you that we will be free from such infringements in the future.

The names “Hungry Hunter,” “Mountain Jack’s” and “Carvers” represent our core concept restaurants. The termination of our right to use these names or our failure to maintain any of our other existing trademarks could materially and adversely affect our growth and marketing strategies.

BECAUSE WE MAINTAIN A SMALL NUMBER OF RESTAURANTS, THE NEGATIVE PERFORMANCE OF A SINGLE RESTAURANT COULD HAVE A SUBSTANTIAL IMPACT ON OUR OPERATING RESULTS.

We currently own and operate 25 restaurants. Due to this relatively small number of restaurants, poor financial performance at any one restaurant could have a significant negative impact on our profitability as a whole. The results achieved to date by our relatively small restaurant base may not be indicative of the results of a larger number of restaurants in a broader geographic area with varied demographic characteristics. We cannot assure you that we will be able to operate our existing restaurants at higher sales levels that generate equal or higher operating profits or increase the number of our restaurants sufficiently to offset the impact of poor performance at any one restaurant.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO SEASONALITY AND OTHER FACTORS BEYOND OUR CONTROL.

Our business is subject to seasonal fluctuations, which may vary greatly depending upon the region of the United States in which a particular restaurant is located. In addition to seasonality, our quarterly and annual operating results and comparable unit sales may fluctuate significantly as a result of a variety of factors, including:

•	the amount of sales contributed by new and existing restaurants;

•	the timing of new openings;

•	increases in the cost of key food or beverage products;

•	labor costs for our personnel;

•	our ability to achieve and sustain profitability on a quarterly or annual basis;

•	consumer confidence and changes in consumer preferences;

•	health concerns, including adverse publicity concerning food-related illness;

•	the level of competition from existing or new competitors in our segment of the restaurant industry; and

•	economic conditions generally and in each of the markets in which we are located.

These fluctuations make it difficult for us to predict and address in a timely manner factors that may have a negative impact on our results of operations.

WE COULD FACE LABOR SHORTAGES, INCREASED LABOR COSTS AND OTHER ADVERSE EFFECTS OF VARYING LABOR CONDITIONS.

The development and success of our restaurants depend, in large part, on the efforts, abilities, experience and reputations of the general managers and chefs at such restaurants. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and wait staff. Qualified individuals needed to fill these positions are in short supply and the inability to recruit and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants. A significant delay in finding qualified employees or high turnover of existing employees could materially and adversely affect our results of operations or business. Also, competition for qualified employees could require us to pay higher wages to attract sufficient qualified employees, which could result in higher labor costs. In addition, increases in the minimum hourly wage, employment tax rates and levies, related benefits costs, including health insurance, and similar matters over which we have no control may increase our operating costs.

Further, the United States Congress is considering changes to Federal immigration-related laws. Changes to these laws may adversely affect our operations by increasing our compliance and oversight obligations and making it more expensive and difficult for us to hire qualified employees.

THE RESTAURANT INDUSTRY IS AFFECTED BY LITIGATION AND PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH CAN CAUSE GUESTS TO AVOID OUR RESTAURANTS AND RESULT IN LIABILITIES.

Health concerns, including adverse publicity concerning food-related illness, although not specifically related to our restaurants, could cause guests to avoid our restaurants, which would have a negative impact on our sales. We may also be the subject of complaints or litigation from guests alleging food-related illness, injuries suffered at our restaurants or other food quality, health or operational concerns. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business and results of operations. We may also be subject to litigation, which, regardless of the outcome, could result in adverse publicity. Adverse publicity resulting from such allegations or related litigation may interfere with our management’s ability to focus on operating our restaurants, result in reduced business to our restaurants, harm our reputation and generally have a negative impact on our business and operations, regardless of whether such allegations are true or whether we are ultimately held liable.

COMPLIANCE WITH ENVIRONMENTAL LAWS MAY AFFECT OUR FINANCIAL CONDITION.

We are subject to various federal, state and local environmental laws. These laws govern discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws may also impose liability for damages from and the costs of cleaning up sites of spills, disposals or other releases of hazardous materials. We may be responsible for environmental conditions or contamination relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurant or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. The costs of any cleanup could be significant and have a material adverse effect on our financial position and results of operations.

WE FACE INCREASED EXPENDITURES OF TIME AND MONEY ASSOCIATED WITH COMPLIANCE WITH CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new SEC regulations, has required an increased amount of management attention and external resources. We remain committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS. AS A RESULT, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING, WHICH WOULD HARM OUR BUSINESS.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could be negatively affected. There can be no assurance that our controls over financial processes and reporting will be effective in the future.

RISKS RELATED TO OUR COMMON STOCK

SINCE OUR SHARES ARE THINLY TRADED, AND TRADING ON THE OTC BULLETIN BOARD MAY BE SPORADIC BECAUSE IT IS NOT AN EXCHANGE, STOCKHOLDERS MAY HAVE DIFFICULTY RESELLING THEIR SHARES.

Our common stock is currently quoted on the OTC Bulletin Board. The fact that our common stock is not listed on a major exchange is likely to make trading more difficult for broker-dealers, stockholders and investors, potentially leading to further declines in share price. An investor may find it more difficult to sell our common stock or to obtain accurate quotations of the share price of our common stock.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies, trading volume in our common stock, dilution resulting from future financings, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if initiated, could result in substantial costs, a material adverse effect on our business and a diversion of management’s attention and resources.

FAILURE OF OUR COMMON STOCK TO APPRECIATE IN VALUE COULD AFFECT OUR ABILITY TO RAISE WORKING CAPITAL AND ADVERSELY IMPACT OUR ABILITY TO CONTINUE OUR NORMAL OPERATIONS.

A prolonged period in which our common stock trades at current levels could result in our inability to raise capital and may force us to reallocate funds from other planned uses, which would have a significant negative effect on our business plans and operations. If our stock price does not recover from its current levels, there can be no assurance that we can raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

THE LARGE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC SALE AND THE FACT THAT A RELATIVELY SMALL NUMBER OF INVESTORS HOLD OUR PUBLICLY TRADED COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FLUCTUATE.

The market price of our common stock could fluctuate as a result of sales by our existing stockholders of a large number of shares of our common stock in the market or the perception that such sales could occur. A large number of shares of our stock are eligible for public sale and our common stock is concentrated in the hands of a small number of investors and is thinly traded. An attempt to sell by a large holder could adversely affect the price of our common stock. These sales or the perception that these sales might occur could also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC’S PENNY STOCK REGULATIONS, WHICH MAY LIMIT A STOCKHOLDER’S ABILITY TO BUY AND SELL OUR STOCK.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5.0 million or individuals with a net worth in excess of $1.0 million or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for penny stock. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD SALES PRACTICE REQUIREMENTS MAY ALSO LIMIT A STOCKHOLDER’S ABILITY TO BUY AND SELL OUR STOCK.

In addition to the “penny stock” rules described above, the National Association of Securities Dealers, Inc. (the “NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

WE DO NOT EXPECT TO PAY DIVIDENDS.

We do not expect to declare or pay any dividends. We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

DELAWARE LAW CONTAINS ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR DISCOURAGE TAKEOVER ATTEMPTS THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

Because we are a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or Delaware Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future, resulting in the market price being lower than it might be without these provisions.

APPROXIMATELY 40% OF OUR OUTSTANDING COMMON STOCK IS HELD BY FIVE STOCKHOLDERS, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

A substantial portion of our capital stock is held by a limited number of stockholders. Five stockholders, including our officers and directors and parties affiliated with or related to such persons or to us, own approximately 40% of our outstanding shares of common stock. Accordingly, such stockholders will likely have a strong influence on major decisions of corporate policy, and the outcome of any major transaction or other matters submitted to our stockholders or board of directors, including potential mergers or acquisitions, and amendments to our Amended and Restated Certificate of Incorporation. Stockholders other than these principal stockholders are therefore likely to have little influence on decisions regarding such matters.

WE MAY INCUR PENALTIES AND WILL CONTINUE TO DO SO UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE, WHICH COULD MATERIALLY AFFECT OUR FINANCIAL CONDITION.

We have agreed, at our expense, to keep effective the registration statement covering the shares of common stock offered hereby with the SEC. In the event the registration statement is not effective or becomes unavailable for use by the investors for thirty (30) days or such longer period determined in the reasonable discretion of our board, we will be liable for damages in the amount of $9,712 per month (1.5% of the amount invested in the September 2005 Private Placement). The registration statement has been unavailable for use by investors since March 31, 2007 and will continue to be unavailable for use until this Post-Effective Amendment No. 1 on Form S-3 to Form S-1 is declared effective by the SEC.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including the “Risk Factors” in this prospectus and documents, which we incorporate by reference in this prospectus. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the Selling Stockholders. Accordingly, we will not receive any proceeds from the sale of the shares by the Selling Stockholders. However, we would receive the exercise price of any common stock we sell to the Selling Stockholders upon exercise by them of their warrants, if such warrants are exercised. If warrants to purchase all of the underlying 718,517 shares of common stock are exercised for cash, we would receive approximately $729,302.78 of total proceeds, before expenses, subject to any further adjustment due to the anti-dilution provisions of the warrants. The Selling Stockholders are not obligated to exercise the warrants, and if none are exercised we will not receive any proceeds. In the event that any or all of the warrants are exercised for cash, the proceeds will be used for general corporate purposes. We cannot estimate how many, if any, warrants and options may be exercised as a result of this offering.

MARKET PRICE OF OUR COMMON STOCK

Our common stock traded on the NASDAQ Small Cap Market under the symbol “SIZL” from February 27, 1998, the date of our initial public offering, until December 19, 2001, the day it was delisted. Our common stock was then listed on the over-the-counter market and traded on the Pink Sheets under the symbol “SIZLQ.PK”. As of the December 31, 2003, all of our outstanding capital stock was cancelled and new shares of common stock were issued. On May 3, 2004, our common stock began trading on the Pink Sheets as a reorganized company under the symbol STPK.PK. Currently, our common stock is traded on the OTC Bulletin Board under the symbol STPK.OB.

The following table sets forth the range of high and low closing prices for our common stock for each quarterly period indicated, as reported by brokers and dealers making a market in the stock. Such quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions:

	High	Low
Year ended December 31, 2007
First Quarter	$0.39	$0.31

Year ending December 31, 2006
First Quarter	$1.00	$0.38
Second Quarter	$0.70	$0.50
Third Quarter	$0.55	$0.30
Fourth Quarter	$0.60	$0.26

Year ended December 31, 2005
First Quarter	$2.00	$1.05
Second Quarter	1.40	1.03
Third Quarter	1.04	0.60
Fourth Quarter	0.70	0.50

Year ended December 31, 2004
First Quarter	No Activity
Second Quarter	$2.75	$2.30
Third Quarter	2.75	1.15
Fourth Quarter	2.12	2.00

The closing price of our common stock on May 29, 2007, as quoted on the OTC Bulletin Board was $0.55 per share. As of May 18, 2007, we had approximately 55 stockholders of record.

SELLING STOCKHOLDERS

This prospectus relates to 2,074,197 shares of our common stock, including 718,517 shares of common stock underlying warrants that may be offered for sale or otherwise transferred from time to time by the Selling Stockholders named in this prospectus. The issuance of the shares upon exercise of the warrants is not covered by this prospectus; only the resale of the shares underlying the Warrants is covered. Each of the holders of shares of common stock or warrants exercisable for common stock is entitled to certain contractual registration rights, pursuant to which we are filing the Registration Statement on Form S-1 of which this prospectus forms a part.

The following table sets forth, to the best of our knowledge, the number of shares of common stock owned by each selling stockholder as of the date of this prospectus, the number of shares owned by them covered by this prospectus and the amount and percentage of shares to be owned by each selling stockholder after the sale of all of the shares offered by this prospectus. The table also sets forth the number of shares of common stock certain Selling Stockholders will receive upon exercise of their warrants. The terms and conditions of all such warrants are described in “DESCRIPTION OF OUR CAPITAL STOCK—Common Stock Purchase Warrants” below.

Except as indicated below, none of the Selling Stockholders has had any position, office or other material relationship with us within the past three years other than as a result of the ownership of our shares or other securities. The information included below is based on information provided by the Selling Stockholders or, where the Selling Stockholders have failed to provide us information regarding their stock ownership as indicated below, is based on our records of the shares issued in connection with the Laidlaw Private Placement, the April 2005 Investment and the September 2005 Private Placement. Because the Selling Stockholders may offer some or all of their shares, no definitive estimate as to the number of shares that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered hereby will be sold. The term “Selling Stockholder” includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors.

The applicable percentages of ownership are based on an aggregate of 6,635,680 shares of common stock issued and outstanding on May 18, 2007. This number does not include shares of common stock issuable upon exercise of outstanding warrants held by the Selling Stockholders.

Name	Shares Owned	Shares Which May Be Acquired Upon Exercise Of Warrants		Percentage of Shares Owned Before Offering (1)	Shares Offered		Shares Owned After Offering (2)	Percentage of Shares Owned After Offering
Critical Capital Growth Fund, L.P.	0	150,000		2.21%	150,000		0	0
Ronald W. Randle	16,667	8,333		*	25,000		0	0
John W. Eilers	33,333	16,667		*	50,000		0	0
Michael & Shiela Carroll	66,667	33,333		1.50%	100,000		0	0
William U. Hugie	13,333	6,667		*	20,000		0	0
Per Gustafasson**	216,667	108,333		4.82%	325,000		0	0
James A. Souble**	8,333	4,167		*	12,500		0	0
Bard Family Limited Partnership**	11,867	5,933		*	17,800		0	0
Joseph F. Quinn & Sandra Quinn	10,000	5,000		*	15,000		0	0
William R. and Joanne S. Jellison	11,333	5,667		*	17,000		0	0
Peter Nordin APS	100,000	50,000		2.24%	150,000		0	0
Joseph D. DeComa, Jr.	20,000	10,000		*	30,000		0	0
Ronald A. Martell**	6,667	3,333		*	10,000		0	0
Arlin Schmidt	33,333	16,667		*	50,000		0	0
Peter and Linda Licari**	11,333	5,667		*	17,000		0	0
Victor Schwartz	14,467	7,233		*	21,700		0	0
Thomas Englert	5,733	2,867		*	8,600		0	0
Ricardo and Marianne Guliot Gayoso	16,667	8,333		*	25,000		0	0
Jay and Diane Bielfield**	25,000	12,500		*	37,500		0	0
Jay A. Bielfield**	25,000	12,500		*	37,500		0	0
Peder Johnson**	6,933	3,467		*	10,400		0	0
John B. & Jane M. Shine	33,333	16,667		*	50,000		0	0
Jon Nyland**	13,333	6,667		*	20,000		0	0
Theodore V. Fowler	0	4,786	(3)	*	4,786	(3)	0	0
Craig Boden	0	1,328	(3)	*	1,328	(3)	0	0
Glen McKelvey	0	50	(3)	*	50	(3)	0	0
Michael Giles Pesackis	0	1,701	(3)	*	1,701	(3)	0	0
Brian Anderson	0	194	(3)	*	194	(3)	0	0
Ron Zuckerman	0	194	(3)	*	194	(3)	0	0
Robert Bonavenutra	0	1,240	(3)	*	1,240	(3)	0	0
Robert K. Connors	0	1,240	(3)	*	1,240	(3)	0	0
Laidlaw & Company (UK) Ltd.	0	12,328	(3)	*	12,328	(3)	0	0
Jason Russo	0	1,870	(3)	*	1,870	(3)	0	0
Todd Cirella	0	1,870	(3)	*	1,870	(3)	0	0
Hugh Marasa	0	3,459	(3)	*	3,459	(3)	0	0
Craig Bonn	0	1,240	(3)	*	1,240	(3)	0	0
Bonanza Trust**	0	15,750	(3)	*	15,750	(3)	0	0
Dianthus LLC**	0	15,750	(3)	*	15,750	(3)	0	0
John Pappajohn	173,915	86,958		3.88%	260,873		0	0
John C. Lipman	0	68,559		1.02%	68,559		0	0
F/B/O Norman H. Pessin Neuberger Berman LLC Trust	300,000	0		4.52%	300,000		0	0
Carter Management Group LLC	5,294	0		*	5,294		0	0
Endeavor Asset Management	176,471	0		2.66%	176,471		0	0
TOTAL	1,355,679	718,518		—	2,074,197		—	—

*	Less than 1%
**

In reliance on Rule 12b-21 of the Exchange Act, this information is based on our records of the shares issued in connection with the Laidlaw Private Placement, the April 2005 Investment and the September

2005 Private Placement. We are unable to further confirm this information because it rests peculiarly with the referenced Selling Stockholder, who is unaffiliated with the Company and has not responded to our numerous requests for such information.

(1)	Calculated based on Rule 13d-3(d)(i). In calculating this amount for each selling stockholder, we treated as outstanding the number of shares of common stock issuable upon exercise of that selling stockholder’s warrants but we did not assume exercise of any other selling stockholder’s warrants.
(2)	Assumes sale of all shares offered by the selling stockholder.
(3)	Laidlaw has advised us that the listed selling shareholders are associated persons of Laidlaw, received these warrants as a designee of Laidlaw in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. Laidlaw was entitled to receive these securities as partial compensation for its services as placement agent in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. These securities are subject to a 180-day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1).

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest listed in a prospectus supplement selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in these types of transactions.

Laidlaw has indicated to us its willingness to act as selling agent on behalf of the persons listed in the above table as associated persons of Laidlaw. All shares sold, if any, on behalf of selling shareholders by Laidlaw would be in transactions executed by Laidlaw on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Laidlaw does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Laidlaw. In the event that there are other broker dealer firms involved in the distribution of securities on behalf of selling shareholders, the maximum commission or discount to be received will not be greater than 8% of the sale of any securities which were registered pursuant to this prospectus under SEC Rule 415.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The securities laws of some states provide that the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with. Please consult your own legal and/or other advisors regarding the requirements in your state.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act. Notwithstanding anything contained herein to the contrary, an aggregate of 63,000 shares of common stock issuable upon exercise of warrants held by designees of Laidlaw are subject to a 180-day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1) and will not be sold, pledged, assigned, transferred or hypothecated for a period of 180 days from the effective date of this prospectus except in accordance with the requirements of NASD Rule 2710(g)(2).

DESCRIPTION OF OUR CAPITAL STOCK

As of the date of this prospectus, we are authorized to issue 15,000,000 shares of common stock par value $0.001 per share. As of May 18, 2007, we had 6,635,680 shares of common stock issued and outstanding, and had reserved an additional (i) 718,517 shares of common stock for issuance upon exercise of outstanding warrants, and (ii) 2,000,000 shares of common stock for issuance under our 2004 Stock Option Plan.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than fifty percent of the shares voting for the election of directors can elect all of the directors. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefore. In the event we liquidate, dissolve, or wind up, our holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and except as noted herein, there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock when issued and paid for as set forth in this Memorandum will be, fully paid and non-assessable.

We are registering 1,355,680 shares of common stock directly, including 700,000 shares that were purchased by investors in the Laidlaw Private Placement, 173,915 shares issued in connection with the April 2005 Investment and 761,765 shares issued in connection with the September 2005 Private Placement (all as described below), as well as all shares of common stock underlying each of the warrants described below.

Common Stock Purchase Warrants

CCGF Warrant

Critical Capital Growth Fund, L.P. (“CCGF”) is the holder of a warrant dated as of December 31, 2003 to purchase 150,000 shares of common stock (the “CCGF Warrant”). The CCGF Warrant is exercisable at any time before December 31, 2009 and contains certain customary provisions for adjustment of the number of shares issuable and the exercise price payable in the event of stock dividends or splits, recapitalizations or similar extraordinary capital events.

The Laidlaw Private Placement

On January 19, 2005, we completed a sale of 700,000 shares of common stock and warrants to purchase 350,000 shares of common stock (the “Private Placement Warrants”), for an aggregate of $1,050,000 of gross proceeds in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder (the “Laidlaw Private Placement”). The Private Placement Warrants provide for an initial exercise price of $2.00 per share, subject to adjustment upward or downward based on our earnings from recurring operations before interest payments, income tax, depreciation and amortization (“EBITDA”) for Fiscal 2005. The Private Placement Warrants also provide antidilution adjustments to the exercise price in the event we were to issue securities at prices (or with exercise or conversion prices) below the purchase price paid by investors in the Laidlaw Private Placement. Pursuant to their adjustment provisions, the exercise price of the Private Placement Warrants has been reduced to $0.98 per share.

In connection with the Private Placement, we paid to Laidlaw & Co. (UK), Ltd., as placement agent (“Laidlaw”), sale commissions of $94,500 (nine percent (9%) of the gross proceeds raised in such offering) and issued to Laidlaw five-year warrants to purchase 63,000 shares of common stock at an initial exercise price of $2.00 per share. The warrants granted to Laidlaw also contain certain anti-dilution provisions, including those based on our fiscal 2005 EBITDA. Pursuant to these adjustment provisions, the exercise price of the Laidlaw Warrants has been reduced to $0.98 per share. Laidlaw has subsequently assigned certain of its Warrants to certain designees, as indicated in the table set forth on page 15.

The April 2005 Private Placement

On April 7, 2005 we issued 173,915 shares of common stock and warrants to purchase 86,958 shares of common stock (the “April 2005 Warrants”) to one investor in full and complete satisfaction of our prior obligation to such investor in the amount of $200,002.25. The April 2005 Warrants are exercisable at any time within five years from their issuance, contain certain weighted-average price and EBITDA adjustments, as well as other anti-dilution and cashless exercise provisions. The exercise price of the April 2005 Warrants was reduced to $0.98 per share pursuant to such provisions.

The September 2005 Private Placement

On September 30, 2005 we completed an initial closing with respect to the sale of 761,765 shares of common stock for aggregate gross proceeds of $647,500 (or $0.85 per share), in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder (the “September 2005 Private Placement”). We afforded to the purchasers of shares contractual price protection that requires us to issue additional shares to the purchasers in the event that we sell any shares at a per share price below that paid by the investors. To date, we have not issued any shares at such lower price.

In connection with the September 2005 Private Placement, we issued to an advisor five-year warrants to purchase 68,559 shares of common stock at an exercise price of $1.0625 per share (the “September 2005 Warrants”), subject to customary provisions for adjustment of the number of shares issuable and the exercise price in the event of stock dividends or splits, recapitalizations or similar extraordinary capital events. The exercise price of the September 2005 Warrants remains $1.0625 per share.

The Registration Rights Agreements entered into with the subscribers in the September 2005 Private Placement provided for monetary liquidated damages to be paid by us to each subscriber in the event that we did not file a registration statement with the SEC on or before the 45th day following the closing of the September 2005 Private Placement (the “Filing Deadline”). Such liquidated damages are in an amount equal to 1.5% of the amount invested for each 30 days following the Filing Deadline that we have not so filed a registration statement. From the Filing Deadline to the date of the registration statement of which this prospectus forms a part, we have paid an aggregate of $72,844 in liquidated damages to the September 2005 investors.

Preferred Stock

Our board of directors is authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 5,000,000 shares of preferred stock, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. As of the date of this prospectus no shares of preferred stock are issued and outstanding, nor does our board of directors have any present intention that such shares be issued.

Our board of directors may, at any time, decide to establish one or more series or classes of preferred stock with rights and privileges superior to those of our common stock in right of voting, preference on dividends or upon liquidation or any other matter pertaining to its shares.

Delaware Anti-Takeover Law and Charter and By-Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.

Under our certificate of incorporation and by-laws, our board of directors is not divided into classes, and each director serves for a term of one year. Any vacancies on our board of directors shall be filled by vote of the board of directors until the next meeting of stockholders when the directors are to be elected in the regular course of business, and until a successor has been duly elected and qualified. Delaware law also provides that any director may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors.

Our by-laws provide that meetings of stockholders may be called only by a majority of our board of directors, or in the case of a special meeting of stockholders, by certain officers of the Company or a majority of our board of directors or of a committee of our board of directors whose powers include the power to call such meetings.

The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.

Our common stock is issued in registered form, and our transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Drive South, Suite 430, Denver, CO 80209.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus has been passed upon for us by Littman Krooks LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated by reference in this Registration Statement from the Company’s Annual Report on Form 10-K for the years ended December 26, 2006, December 31, 2005 and December 31, 2004, have been audited by Mayer Hoffman McCann P.C., an independent registered public accounting firm, as stated in their report, which are incorporated by reference in this Registration Statement, and have been so in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of the documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports and information statements and other information regarding registrants that file electronically with the SEC. You may read and copy the registration statement, these reports and other information at the public reference facility maintained by the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

MATERIAL CHANGES

Since December 31, 2006 there have been no material changes in our affairs, which have not been described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. See especially the “risk factors” included in each of the documents incorporated by reference. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for our fiscal year ended December 26, 2006, filed with the SEC on March 28, 2007;

•	our Current Reports on Form 8-K filed with the SEC on March 6, 2006, March 17, 2006 and October 17, 2006;

•	our Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 2007; and

•	our Proxy Statement on Schedule 14A filed with the SEC on May 18, 2007.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We also incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information and exhibits furnished under our current reports on Form 8-K) and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Joseph Wulkowicz

Chief Financial Officer

Steakhouse Partners, Inc.

10200 Willow Creek Road

San Diego, CA 92131

Telephone: (858) 689-2333

You may also access the documents incorporated by reference in this prospectus through our website www.paragonsteak.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

2,074,197 Shares

Common Stock

STEAKHOUSE PARTNERS, INC.

PROSPECTUS